UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________________________________________
FORM 6-K
  ___________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2023
Commission file number 1-33867
  ___________________________________________________________
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
  ___________________________________________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM08, Bermuda
(Address of principal executive office)
  ___________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2023

PART I – FINANCIAL INFORMATION
ITEM 1 – FINANCIAL STATEMENTS
TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended March 31,
	2023	2022
	$	$

Voyage charter revenues (note 2)	384,744	164,751
Time-charter revenues (note 2)	7,010	6,275
Other revenues (note 2)	2,903	2,992
Total revenues	394,657	174,018

Voyage expenses	(124,187)	(101,622)
Vessel operating expenses (note 9b)	(38,182)	(39,001)
Time-charter hire expenses (note 5)	(12,945)	(5,550)
Depreciation and amortization	(23,975)	(25,080)
General and administrative expenses (note 9b)	(12,269)	(10,120)
Write-down of assets (note 10)	—	(421)
Restructuring charges (note 11)	(1,248)	—
Income (loss) from operations	181,851	(7,776)

Interest expense	(11,218)	(8,162)
Interest income	2,230	35
Realized and unrealized (loss) gain on derivative instruments (note 6)	(98)	2,028
Equity income (loss)	1,130	(754)
Other expense (note 12)	(2,245)	(133)
Net income (loss) before income tax	171,650	(14,762)
Income tax (expense) recovery (note 13)	(2,282)	820
Net income (loss)	169,368	(13,942)

Per common share amounts (note 14)
- Basic earnings (loss) per share	$4.97	$(0.41)
- Diluted earnings (loss) per share	$4.90	$(0.41)

Weighted-average number of Class A and Class B common stock outstanding (note 14)
- Basic	34,092,504	33,911,545
- Diluted	34,540,269	33,911,545

Related party transactions (note 9)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at	As at
	March 31, 2023	December 31, 2022
	$	$
ASSETS
Current
Cash and cash equivalents	169,751	180,512
Restricted cash – current (note 15)	3,703	3,714
Accounts receivable, net of allowance of $8.6 million (2022 - $6.4 million)	154,549	116,707
Bunker and lube oil inventory	64,421	60,832
Prepaid expenses	12,933	10,248
Due from affiliates (note 9c)	211	2,486
Current portion of derivative assets (note 6)	2,033	2,087
Accrued revenue	80,579	82,923
Total current assets	488,180	459,509
Restricted cash – long-term (note 15)	3,135	3,135
Vessels and equipment
At cost, less accumulated depreciation of $284.2 million (2022 - $171.8 million)	680,986	429,987
Vessels related to finance leases, at cost, less accumulated depreciation of $201.4 million (2022 - $290.0 million) (note 5)	548,961	823,381
Operating lease right-of-use assets (note 5)	92,691	42,894
Total vessels and equipment	1,322,638	1,296,262
Investment in and advances to equity-accounted joint venture	17,328	16,198
Derivative assets (note 6)	1,092	1,622
Other non-current assets	3,133	3,451
Intangible assets at cost, less accumulated amortization of $4.8 million (2022 - $4.6 million)	948	1,051
Goodwill	2,426	2,426
Total assets	1,838,880	1,783,654
LIABILITIES AND EQUITY
Current
Accounts payable	43,934	42,350
Accrued liabilities (note 11)	45,946	47,469
Current obligations related to finance leases (note 5)	41,730	60,161
Current portion of operating lease liabilities (note 5)	32,345	16,585
Due to affiliates (note 9c)	1,915	1,141
Other current liabilities (note 2)	9,135	2,468
Total current liabilities	175,005	170,174
Long-term obligations related to finance leases (note 5)	316,728	472,599
Long-term operating lease liabilities (note 5)	60,693	26,858
Other long-term liabilities (note 13)	46,179	44,017
Total liabilities	598,605	713,648
Equity
Common stock and paid-in capital (585.0 million shares authorized, 29.3 million Class A and 4.6 million Class B shares issued and outstanding as at March 31 2023 and 585.0 million shares authorized, 29.3 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2022) (note 8)	1,304,511	1,303,610
Accumulated deficit	(64,236)	(233,604)
Total equity	1,240,275	1,070,006
Total liabilities and equity	1,838,880	1,783,654
Subsequent events (note 17)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2023	2022
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	169,368	(13,942)
Non-cash items:
Depreciation and amortization	23,975	25,080
Write-down of assets (note 10)	—	421
Unrealized loss (gain) on derivative instruments (note 6)	584	(2,118)
Equity (income) loss	(1,130)	754
Income tax expense (recovery)	1,781	(820)
Other	3,152	2,865
Change in operating assets and liabilities	(28,946)	(24,771)
Expenditures for dry docking	(1,465)	(2,138)
Net operating cash flow	167,319	(14,669)

FINANCING ACTIVITIES
Proceeds from short-term debt (note 3)	25,000	23,000
Prepayments of short-term debt (note 3)	(25,000)	(20,000)
Scheduled repayments of long-term debt (note 4)	—	(51,299)
Prepayments of long-term debt (note 4)	—	(149,508)
Proceeds from financing related to sales and leaseback of vessels, net of issuance costs (note 5)	—	175,341
Scheduled repayments of obligations related to finance leases (note 5)	(13,397)	(6,718)
Prepayment of obligations related to finance leases (note 5)	(164,252)	—
Other	—	(305)
Net financing cash flow	(177,649)	(29,489)

INVESTING ACTIVITIES
Proceeds from sale of vessels (note 10)	—	16,002
Expenditures for vessels and equipment	(442)	(4,071)
Net investing cash flow	(442)	11,931

Decrease in cash, cash equivalents and restricted cash	(10,772)	(32,227)
Cash, cash equivalents and restricted cash, beginning of the period	187,361	55,928
Cash, cash equivalents and restricted cash, end of the period	176,589	23,701
Supplemental cash flow information (note 15)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of U.S. Dollars, except share amounts)

	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Deficit $	Total $
Balance as at December 31, 2022	33,939	1,215,078	88,532	(233,604)	1,070,006
Net income	—	—	—	169,368	169,368
Equity-based compensation (note 8)	20	901			901
Balance as at March 31, 2023	33,959	1,215,979	88,532	(64,236)	1,240,275

	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Deficit $	Total $
Balance as at December 31, 2021	33,789	1,212,570	88,532	(462,690)	838,412
Net loss	—	—	—	(13,942)	(13,942)
Equity-based compensation (note 8)	16	435	—	—	435
Balance as at March 31, 2022	33,805	1,213,005	88,532	(476,632)	824,905
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

1.Basis of Presentation
The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of Teekay Tankers Ltd., its wholly-owned subsidiaries, equity-accounted joint venture and any variable interest entities of which it is the primary beneficiary (collectively, the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022, filed on Form 20-F with the U.S. Securities and Exchange Commission (or the SEC) on March 31, 2023. In the opinion of management, these unaudited consolidated financial statements reflect all normal recurring adjustments necessary to present fairly, in all material respects, the Company’s unaudited consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Intercompany balances and transactions have been eliminated upon consolidation.
2.    Revenue
The Company’s primary source of revenue is from chartering its vessels (Aframax tankers, Suezmax tankers and Long Range 2 (or LR2) tankers) to its customers. The Company utilizes two primary forms of contracts, consisting of voyage charters and time charters.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship (or STS) support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other, as well as management services to third-party owners of vessels. For descriptions of these types of contracts, see "Item 18 – Financial Statements: Note 3" in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2022.

The following table contains a breakdown of the Company's revenue by contract type for the three months ended March 31, 2023 and March 31, 2022. The Company’s lease income consists of the revenue from its voyage charters and time charters.

	Three Months Ended March 31,
	2023	2022
	$	$
Voyage charter revenues
Suezmax	195,408	84,196
Aframax / LR2	154,905	55,295
Full service lightering	34,431	25,260
Total	384,744	164,751

Time-charter revenues
Suezmax	3,478	—
Aframax / LR2	3,532	6,275
Total	7,010	6,275

Other revenues
Ship-to-ship support services	1,803	1,842
Vessel management	1,100	1,150
Total	2,903	2,992

Total revenues	394,657	174,018

Charters-out
As at March 31, 2023, two (December 31, 2022 - two) of the Company’s vessels operated under fixed-rate time-charter contracts, both of which are scheduled to expire in 2024. As at March 31, 2023, the minimum scheduled future revenues to be received by the Company under these time charters were approximately $23.9 million (remainder of 2023) and $10.9 million (2024) (December 31, 2022 - $30.9 million (2023) and $10.9 million (2024)). The hire payments should not be construed to reflect a forecast of total charter hire revenue for any of the periods. Future hire payments do not include any hire payments generated from new contracts entered into after March 31, 2023, from unexercised option periods of contracts that existed on March 31, 2023, or from variable consideration, if any, under contracts. In addition, future hire payments presented above have been reduced by estimated off-hire time for required periodic maintenance. Actual amounts may vary given future events such as unplanned vessel maintenance.

Contract Liabilities
As at March 31, 2023, the Company had $8.3 million (December 31, 2022 - $1.7 million) of advanced payments recognized as contract liabilities that are expected to be recognized as voyage charter revenues or time-charter revenues in subsequent periods and which are included in other current liabilities on the Company's unaudited consolidated balance sheets.
3.    Short-Term Debt
As at March 31, 2023, Teekay Tankers Chartering Pte. Ltd. (or TTCL), a wholly-owned subsidiary of the Company, had a working capital loan facility (or the Working Capital Loan), which provided for aggregate borrowings up to $80.0 million. The amount available for drawdown is limited to a percentage of certain receivables and accrued revenue, which is assessed on a weekly basis. As at March 31, 2023, the next maturity date of the Working Capital Loan was in May 2023, and subsequently has been extended to November 2023. The Working Capital Loan maturity date is continually extended for further periods of six months thereafter unless and until the lender gives notice in writing that no further extensions shall occur. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels subject to revenue sharing agreements (or RSAs). Interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.85%. The Working Capital Loan is collateralized by the assets of TTCL. The Working Capital Loan requires the Company to maintain its paid-in capital contribution under the RSAs and the retained distributions of the RSA counterparties in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA counterparties per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA counterparties but unpaid) and (b) a minimum capital contribution ranging from $20.0 million to $30.0 million based on the amount borrowed. As at March 31, 2023, $nil (December 31, 2022 - $nil) was owing under this facility, the aggregate available borrowings were $80.0 million (December 31, 2022 - $80.0 million) and the interest rate on the facility was 7.8% (December 31, 2022 - 7.2%). As at March 31, 2023, the Company was in compliance with all covenants in respect of this facility.
4.    Long-Term Debt
As at March 31, 2023, the Company had one revolving credit facility (or the 2020 Revolver), which, as at such date, provided for aggregate borrowings of up to $82.5 million (December 31, 2022 - $82.5 million), of which $82.5 million (December 31, 2022 - $82.5 million) was undrawn. The facility matures in December 2024 and interest payments are based on LIBOR plus a margin of 2.40%. The Company is amending the 2020 Revolver's interest payments to be based on SOFR and is expected to be completed prior to LIBOR ceasing on June 30, 2023. The total amount available under the 2020 Revolver decreases by $29.9 million (remainder of 2023) and $52.6 million (2024). The 2020 Revolver is collateralized by 13 of the Company's vessels, together with other related security.

The 2020 Revolver requires the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. This requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request that the Company either prepay a portion of the applicable loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at March 31, 2023, the hull coverage ratio was not applicable due to no balance being drawn. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of the Company's total consolidated debt and obligations related to finance leases. As at March 31, 2023, the Company was in compliance with all covenants in respect of the 2020 Revolver.

The weighted-average interest rate on the Company’s long-term debt as at March 31, 2023 was 0.0% (December 31, 2022 - 0.0%). This interest rate excludes the effect of the Company’s interest rate swap agreement (see note 6).
In May 2023, the Company signed an agreement for a new secured revolving credit facility of up to $350.0 million to refinance 19 vessels (including six vessels that will be repurchased by the Company in mid-May pursuant to the repurchase options under the sale-leaseback arrangements described in note 5 and four vessels that are currently under sale-leaseback financing arrangements and are expected to be repurchased pursuant to repurchase options in the third quarter of 2023). The new loan agreement has a six-year term and has an interest rate of SOFR plus a margin of 2.0%. The maximum amount of the facility is reduced by semi-annual reductions in revolver capacity, commencing six months after the first drawdown date (see note 17).

5.    Operating Leases and Obligations Related to Finance Leases
Operating Leases

The Company charters-in vessels from other vessel owners on time-charter contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company. A time charter-in contract is typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate.
As at March 31, 2023, minimum commitments to be incurred by the Company under time charter-in contracts were approximately $51.0 million (remainder of 2023), $49.1 million (2024), $31.5 million (2025), $18.8 million (2026), $11.2 million (2027) and $12.9 million (thereafter).
Obligations Related to Finance Leases

	As at	As at
	March 31, 2023	December 31, 2022
	$	$
Obligations related to finance leases	360,458	536,480
Less: unamortized discount and debt issuance costs	(2,000)	(3,720)
Total obligations related to finance leases	358,458	532,760
Less: current portion	(41,730)	(60,161)
Long-term obligations related to finance leases	316,728	472,599

As at March 31, 2023, the Company had sale-leaseback financing transactions with financial institutions relating to 18 of the Company's vessels, excluding nine vessels which the Company repurchased in March 2023 for a total cost of $164.3 million pursuant to repurchase options under the sale-leaseback arrangements. In March 2023, the Company gave notice to exercise its vessel repurchase options to acquire an additional six vessels for a total cost of $142.8 million, pursuant to repurchase options under the sale-leaseback arrangements. The Company expects to complete the repurchase and delivery of these six vessels in mid-May 2023.
Under the sale-leaseback arrangements, the Company transferred the vessels to subsidiaries of the financial institutions (collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from six to 12-year terms ending between 2028 and 2031.The Company also has the option to repurchase each of the 18 vessels, six of which can be purchased between now and the end of their respective lease terms (and for which repurchase option notices were provided in March 2023 as described above), four of which can be repurchased starting in September 2023 until the end of their respective lease terms, and the remaining eight of which can be repurchased starting in March 2024 until the end of their respective lease terms.
The bareboat charters related to all 18 of these vessels require that the Company maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of the Company's consolidated debt and obligations related to finance leases.
All of the 18 bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance. As at March 31, 2023, these ratios ranged from 177% to 302% (December 31, 2022 - ranged from 173% to 292%). For six of the bareboat charters, should any of these ratios drop below the required amount, the Lessor may request that the Company prepay additional charter hire. For the remaining 12 bareboat charters, should any of these ratios drop below the required amount, the Lessor may request that the Company either prepay additional charter hire in the amount of the shortfall or, in certain circumstances, make a payment to reduce the outstanding principal balance or provide additional collateral satisfactory to the relevant Lessor in the amount of the shortfall, in each case to restore compliance with the relevant ratio.
The requirements of the bareboat charters are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As at March 31, 2023, the Company was in compliance with all covenants in respect of its obligations related to finance leases.

The weighted-average interest rate on the Company’s obligations related to finance leases as at March 31, 2023 was 7.1% (December 31, 2022 - 7.2%). These interest rates exclude the effect of the Company's interest rate swap agreement (see note 6).

As at March 31, 2023, the Company's total remaining commitments related to the financial liabilities of these vessels were approximately $425.3 million (December 31, 2022 - $695.2 million), including imputed interest of $64.8 million (December 31, 2022 - $158.7 million), repayable from 2023 through 2031, as indicated below:

Commitments
March 31, 2023
Year	$
Remainder of 2023 (1)	178,622
2024	42,982
2025	40,729
2026	38,517
2027	36,304
Thereafter	88,181

(1)    Includes $142.8 million under the repurchase option notices that the Company provided in March 2023 to acquire six vessels pursuant to repurchase options under the sale-leaseback arrangements described above.
6.    Derivative Instruments
Interest rate swap agreement
The Company uses derivative instruments in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swap agreement as a cash flow hedge of its U.S. Dollar LIBOR-denominated borrowings.

In March 2020, the Company entered into an interest rate swap agreement which is scheduled to mature in December 2024. The following summarizes the Company's interest rate swap agreement as at March 31, 2023:

	Interest Rate	Notional Amount	Fair Value /Carrying Amount of Asset	Remaining Term	Fixed Swap Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap agreement	LIBOR	50,000	3,125	1.75	0.76

(1)Excludes the margin the Company pays on its variable-rate long-term debt, which, as of March 31, 2023, is 2.40%.
The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A– or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.
Forward freight agreements
The Company uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot tanker market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized (loss) gain on derivative instruments in the Company's unaudited consolidated statements of income (loss). As at March 31, 2023, the Company was not committed to any FFAs.

Tabular Disclosure
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Current Portion of Derivative Assets	Derivative Assets
	$	$
As at March 31, 2023
Interest rate swap agreement	2,033	1,092
	2,033	1,092

As at December 31, 2022
Interest rate swap agreement	2,087	1,622
	2,087	1,622

Realized and unrealized gains (losses) relating to the interest rate swaps and FFAs are recognized in earnings and reported in realized and unrealized (loss) gain on derivative instruments in the Company’s unaudited consolidated statements of income (loss) as follows:

	Three Months Ended			Three Months Ended
	March 31, 2023			March 31, 2022
	Realized Gains (Losses)	Unrealized Losses	Total	Realized Losses	Unrealized Gains	Total
	$	$	$	$	$	$
Interest rate swap agreement	496	(584)	(88)	(67)	1,889	1,822
Forward freight agreements	(10)	—	(10)	(23)	229	206
	486	(584)	(98)	(90)	2,118	2,028
7.    Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 12" to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2022.
The following table includes the estimated fair value, carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at their estimated fair value on a recurring and non-recurring basis, as well as certain financial instruments that are not measured at fair value on a recurring basis.

		March 31, 2023		December 31, 2022
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash, cash equivalents and restricted cash (note 15)	Level 1	176,589	176,589	187,361	187,361
Derivative instruments (note 6)
Interest rate swap agreement	Level 2	3,125	3,125	3,709	3,709

Other:
Advances to equity-accounted joint venture	Level 2	6,780	Note (1)	6,780	Note (1)
Obligations related to finance leases, including current portion (note 5)	Level 2	(358,458)	(360,728)	(532,760)	(533,977)

(1)The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these unaudited consolidated financial statements. As at March 31, 2023 and December 31, 2022, the fair values of the individual components of such aggregate interests were not determinable.
The Company is exposed to credit loss in the event of non-performance by the financial institutions where our cash and cash equivalents are held. In order to minimize credit risk, the Company only places deposits with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, cash deposits are held by and entered into with, as applicable, different counterparties to reduce concentration risk.

8.    Capital Stock and Equity-Based Compensation
The authorized capital stock of the Company at March 31, 2023 was 100.0 million shares of Preferred Stock (December 31, 2022 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2022 - $0.01 per share), 485.0 million shares of Class A common stock (December 31, 2022 - 485.0 million shares), with a par value of $0.01 per share (December 31, 2022 - $0.01 per share), and 100.0 million shares of Class B common stock (December 31, 2022 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2022 - $0.01 per share). A share of Class A common stock entitles the holder to one vote per share while a share of Class B common stock entitles the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As of March 31, 2023, the Company had 29.3 million shares of Class A common stock (December 31, 2022 – 29.3 million), 4.6 million shares of Class B common stock (December 31, 2022 – 4.6 million) and no shares of preferred stock (December 31, 2022 – nil) issued and outstanding.
During the three months ended March 31, 2023 and 2022, the Company recognized $0.5 million and $0.7 million, respectively, of expenses related to restricted stock units and stock options in general and administrative expenses. During the three months ended March 31, 2022, a total of 27.2 thousand restricted stock units with a market value of $0.3 million vested and 14.5 thousand shares of Class A common stock, net of withholding taxes, were concurrently issued to the grantees.
9.    Related Party Transactions
a.The Company's operations are conducted in part by its subsidiaries, which receive services from Teekay Corporation's (or Teekay's) wholly-owned subsidiary, Teekay Services Limited (or the Manager) and its affiliates. The Manager provides various services under a long-term management agreement (or the Management Agreement), as disclosed below.
b.Amounts (paid) received by the Company for related party transactions for the periods indicated below were as follows:

	Three Months Ended March 31,
	2023	2022
	$	$
Vessel operating expenses - technical management fee (i)	(168)	(252)
Strategic and administrative service fees (ii)	(9,484)	(7,414)
Technical management fee recoveries (iii)	75	173
Restructuring charges (iv) (note 11)	(100)	—
(i)The cost of ship management services provided by a third party has been presented as vessel operating expenses on the Company's unaudited consolidated statements of income (loss). The Company paid such third party technical management fees to the Manager in relation to certain vessels previously owned by Tanker Investments Ltd., which the Company acquired in 2017.
(ii)The Manager’s strategic and administrative service fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company’s unaudited consolidated statements of income (loss). The Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan) is set and paid by Teekay or such other subsidiaries. The Company compensates Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee.
(iii)The Company receives reimbursements from Teekay for the provision of technical management services. These reimbursements have been presented in general and administrative expenses on the Company's unaudited consolidated statements of income (loss).
(iv)The Company incurred restructuring charges of $0.1 million in relation to organizational changes made to its commercial team employed by Teekay (see note 11).
c.The Manager and other subsidiaries of Teekay collect certain cash receipts and remit payments for certain expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s unaudited consolidated balance sheets in "due from affiliates" or "due to affiliates", as applicable, are without interest or stated terms of repayment.

10.    Write-down of Assets
During the three months ended March 31, 2022, the Company agreed to the sale of an Aframax / LR2 vessel and reversed a previous write-down of $0.6 million to reflect its agreed sales price.
During the three months ended March 31, 2022, the Company recorded a write-down of $1.1 million on its operating lease right-of-use assets, which were written-down to their estimated fair values, based on prevailing charter rates for comparable periods, due to a reduction in these charter rates.
11.     Restructuring Charges
During the three months ended March 31, 2023, the Company incurred restructuring charges of $1.2 million related to organizational changes made to its commercial and technical operations teams.
As at March 31, 2023 and December 31, 2022, restructuring liabilities of $1.0 million and $nil, respectively, were recognized in accrued liabilities on the Company's unaudited consolidated balance sheets.
12.    Other Expense
The components of other expense are as follows:

	Three Months Ended March 31,
	2023	2022
	$	$
Foreign exchange loss	(598)	(154)
Other (expense) income (1)	(1,647)	21
Total	(2,245)	(133)
(1)    Includes $1.6 million related to the premiums paid in relation to the repurchase of nine vessels, previously under sale-leaseback arrangements, during the three months ended March 31, 2023.
13.    Income Tax (Expense) Recovery
The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities on the Company's unaudited consolidated balance sheets:

	Three Months Ended March 31,
	2023 $	2022 $
Balance as at January 1	42,046	45,603
Increases for positions related to the current year	1,538	426
Increases for positions related to prior years	1,634	1,241
Decreases for positions taken in prior years	(400)	—
Decreases related to statute of limitations	(991)	(2,264)
Foreign exchange loss	586	138
Balance as at March 31	44,413	45,144
Included in the Company's current income tax (expense) recovery are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each year depending on the trading patterns of the Company's vessels.
The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.

14.    Earnings (Loss) Per Share
The net earnings (loss) available for common shareholders and earnings (loss) per common share are presented in the table below:

	Three Months Ended March 31,
	2023	2022
	$	$
Net income (loss)	169,368	(13,942)

Weighted average number of common shares - basic (1)	34,092,504	33,911,545
Dilutive effect of stock-based awards	447,765	—
Weighted average number of common shares - diluted	34,540,269	33,911,545

Earnings (loss) per common share:
– Basic	4.97	(0.41)
– Diluted	4.90	(0.41)
(1)     Includes unissued common shares related to non-forfeitable stock-based compensation.
Stock-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share are excluded from this calculation. In the periods where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the three months ended March 31, 2023 and 2022, nil and 0.2 million restricted stock units, respectively, had anti-dilutive effects on the calculation of diluted earnings per common share. For the three months ended March 31, 2023 and 2022, options to acquire 7.3 thousand and 0.6 million shares, respectively, of the Company’s Class A common stock had anti-dilutive effects on the calculation of diluted earnings per common share.
15.    Supplemental Cash Flow Information
Total cash, cash equivalents and restricted cash are as follows:

	As at	As at	As at	As at
	March 31, 2023	December 31, 2022	March 31, 2022	December 31, 2021
	$	$	$	$
Cash and cash equivalents	169,751	180,512	18,366	50,572
Restricted cash – current	3,703	3,714	2,200	2,221
Restricted cash – long-term	3,135	3,135	3,135	3,135
	176,589	187,361	23,701	55,928

The Company maintains restricted cash deposits relating to certain FFAs (see note 6), and as required by the Company's obligations related to certain finance leases (see note 5).
Non-cash items related to operating lease right-of-use assets and operating lease liabilities are as follows:

	For the three months ended
	March 31, 2023	March 31, 2022
	$	$
Leased assets obtained in exchange for new operating lease liabilities	56,223	—
16.     Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of these unaudited consolidated financial statements. Based on the Company's liquidity as at the date these unaudited consolidated financial statements were issued, and from the expected cash flows from the Company's operations over the following year, the Company estimates that it will have sufficient liquidity to meet its minimum liquidity requirements under its financial covenants and to continue as a going concern for at least a one-year period following the issuance of these unaudited consolidated financial statements.

17.     Subsequent Events
In May 2023, the Company signed an agreement for a new secured revolving credit facility of up to $350.0 million to refinance 19 vessels (including six vessels that will be repurchased by the Company in mid-May pursuant to the repurchase options under the sale-leaseback arrangements described in note 5 and four vessels that are currently under sale-leaseback financing arrangements and are expected to be repurchased in the third quarter of 2023).
In May 2023, the Company’s Board of Directors approved the initiation of a regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding share of Class A and B common stock. Consistent with this new policy, the Board of Directors declared a regular cash dividend of $0.25 per common share relating to the first quarter of 2023. In addition, the Board of Directors declared a special cash dividend of $1.00 per common share. These cash dividends are payable on June 2, 2023 to all common shareholders of record on May 22, 2023. The declaration and payment of any further dividends is subject to the discretion of the Company’s Board of Directors.
In May 2023, the Company announced that its Board of Directors had authorized a new share repurchase program for the repurchase of up to $100 million of the Company’s outstanding Class A common shares. Under the program, repurchases can be made from time to time in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC, in each case at times and prices considered appropriate by the Company. The timing of any purchases and the exact number of shares to be purchased under the program will be subject to the Company’s discretion and upon market conditions and other factors. The Company intends to make all open market repurchases under the plan in accordance with Rule 10b-18 of the U.S. Securities Exchange Act of 1934, as amended.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
March 31, 2023
PART I - FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in "Item 1 – Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 – Financial Statements" and "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 – Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2022.

OVERVIEW
Our business is to own and operate crude oil and product tankers, and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering (or FSL) contracts to reduce potential downside risks. Our mix of vessels trading in the spot market or subject to fixed-term time charters will change from time to time. In addition to our core business, we also provide ship-to-ship (or STS) support services, along with our tanker commercial management and technical management operations. As at March 31, 2023, our fleet consisted of 55 vessels, including 10 chartered-in vessels, and one 50%-owned Very Large Crude Carrier (or VLCC). The following table summarizes our fleet as at March 31, 2023:

	Owned or Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tanker (1)	—	1	1
Aframax Tanker / LR2 Product Tanker (2)	—	1	1
Total Fixed-Rate Fleet (3)	—	2	2

Spot-rate:
Suezmax Tankers	25	—	25
Aframax Tankers / LR2 Product Tankers (4)	19	6	25
VLCC Tanker (5)	1	—	1
Total Spot Fleet (6)	45	6	51
STS Support Vessels	—	2	2
Total Teekay Tankers Fleet	45	10	55

(1)The Suezmax tanker is currently time chartered-in for a period of 54 months expiring in 2027 with an option to extend for one year.
(2)The Aframax / LR2 tanker is currently time chartered-in for a period of 36 months expiring in 2026 with an option to extend for one year.
(3)Both charter-out contracts are scheduled to expire in 2024.
(4)Five Aframax / LR2 tankers are currently time chartered-in for periods of 18 to 24 months expiring in 2023, 2024, and 2025, four of which have options to extend for one year. One newbuilding Aframax / LR2 tanker is currently time chartered-in for a period of seven years expiring in 2030 with three one-year extension option periods and a purchase option at the end of the second extension option period.
(5)The VLCC is owned through a 50/50 joint venture (or High-Q joint venture). As at March 31, 2023, the VLCC was trading on spot voyage charters in a pooling arrangement managed by a third party.
(6)As at March 31, 2023, a total of 43 of our owned, leased and chartered-in vessels, as well as seven vessels not in our fleet and owned by third parties, were subject to revenue sharing agreements (or RSAs).
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2022.

SIGNIFICANT DEVELOPMENTS IN 2023
Conflict in Ukraine

In connection with Russia’s invasion of Ukraine, the U.S., several European nations and other countries have imposed numerous sanctions against Russia that are significant in scope. In addition, the U.S., Canada, Australia, the European Union, the United Kingdom and several other countries have announced prohibitions on the importation of Russian oil and petroleum products, or intentions to cut back on their reliance on Russian oil. Carriage of Russian origin oil is now prohibited by many countries (including all of the Group of Seven countries) unless it is at or below a price cap. The same applies to Russian refined petroleum products as of February 5, 2023. Furthermore, several of the world’s largest oil and gas companies, pension and wealth funds and other asset managers have announced divestments of Russian holdings and assets, including those related to the crude oil and petroleum products industries. Russia’s invasion of Ukraine, and related sanctions and other actions described above, have disrupted and led to a significant redrawing of global oil trade routes, which has contributed to significant increases in mid-size tanker tonne-mile demand and spot and charter rates. These changes are expected to be durable, and we expect that mid-size tanker trade routes will continue to be stretched in 2023, which will help support spot tanker rates.

COVID-19 Pandemic

For the three months ended March 31, 2023, we did not experience any material business interruptions as a result of the COVID-19 pandemic. Please read "Item 3 - Key Information - Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2022 for information about potential risks of the COVID-19 pandemic on our business.

Vessel Repurchases

In January 2023, we gave notice to exercise repurchase options to acquire one Suezmax tanker and eight Aframax / LR2 tankers for a total cost of $164.3 million, pursuant to repurchase options under sale-leaseback arrangements. The repurchase and delivery of these vessels were completed in March 2023.

In March 2023, we gave notice to exercise repurchase options to acquire five Suezmax tankers and one Aframax / LR2 tanker for a total cost of $142.8 million, pursuant to repurchase options under sale-leaseback arrangements. We expect to complete the repurchase and delivery of these vessels in mid-May 2023.

Time Chartered-in Vessels

In January 2023, an Aframax / LR2 tanker newbuilding related to a time charter-in contract that we entered into in 2020 was delivered to us. The time charter-in contract has a seven-year term at a rate of $18,700 per day, with three one-year extension option periods and a purchase option at the end of the second extension option period.

During the first quarter of 2023, two Aframax / LR2 tankers related to time charter-in contracts that were entered into in December 2022 and February 2023, respectively, were delivered to us and commenced their in-charter terms of two to three years, respectively, at an average rate of $33,450 per day.
Time Chartered-out Vessels

In February 2023, a one-year time charter-out contract for an Aframax / LR2 tanker that was entered into in December 2022 commenced at a rate of $48,500 per day.

Debt Facility

In February 2023, we signed a term sheet for a new secured revolving credit facility for up to $350.0 million to refinance 19 vessels (including the nine vessels we repurchased in March 2023 and that previously were subject to sale-leaseback financing arrangements, the six vessels currently under sale-leaseback financing arrangements for which we gave purchase option notices in March 2023 and four vessels that are currently under sale-leaseback financing agreements and are expected to be repurchased in the third quarter of 2023). In May 2023, we signed the new secured revolving credit facility agreement. The new loan agreement has a six-year term and has an interest rate of SOFR plus a margin of 2.0%. The maximum amount of the facility is reduced by semi-annual reductions in revolver capacity, commencing six months after the first drawdown date.

Long-Term Incentive Plan

In March 2023, we adopted a 2023 Long-Term Incentive Plan (or the 2023 Plan) and suspended our 2007 Long-Term Incentive Plan (or the Prior Plan). We have authorized the issuance of up to 600,000 shares of Class A common stock pursuant to the 2023 Plan, in addition to up to an aggregate of 1,291,416 shares that were previously reserved for issuance under the Prior Plan and either available or subject to outstanding awards (to the extent such awards terminate without the issuance of vested and non-forfeitable shares).

Dividend Policy and Declaration

In May 2023, our Board of Directors approved the initiation of a regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding share of Class A and B common stock. Consistent with this new policy, our Board of Directors declared a regular cash dividend of $0.25 per common share relating to the first quarter of 2023. In addition, our Board of Directors declared a special cash dividend of $1.00 per common share. These cash dividends are payable on June 2, 2023 to all common shareholders of record on May 22, 2023. The declaration and payment of any further dividends is subject to the discretion of our Board of Directors.

Share Repurchase Program

In May 2023, we announced that our Board of Directors had authorized a new share repurchase program for the repurchase of up to $100 million of our outstanding Class A common shares. Under the program, repurchases can be made from time to time in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the SEC, in each case at times and prices considered appropriate by us. The timing of any purchases and the exact number of shares to be purchased under the program will be subject to our discretion and upon market conditions and other factors. We intend to make all open market repurchases under the plan in accordance with Rule 10b-18 of the U.S. Securities Exchange Act of 1934, as amended.
RESULTS OF OPERATIONS
In accordance with GAAP, we report gross revenues in our unaudited consolidated statements of income (loss) and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated "time-charter equivalent" (or TCE) rates, which represent net revenues (or income (loss) from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges), which includes voyage expenses, divided by revenue days; in addition, industry analysts typically measure bulk shipping freight and hire rates in terms of TCE rates. This is because under time charter-out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.

Summary

Our consolidated income from operations was $181.9 million for the three months ended March 31, 2023, compared to a loss from operations of $7.8 million in the same period last year. The primary reasons for this increase in income are as follows:
•an increase of $175.0 million as a result of higher overall average realized spot TCE rates earned by our Suezmax tankers and Aframax / LR2 tankers in the first quarter of 2023, as well as higher earnings from our FSL dedicated vessels;

•an increase of $9.7 million due to certain vessels returning from time charter-out contracts at various times between the second quarter of 2022 and the first quarter of 2023 and earning higher average spot rates during the first quarter of 2023 compared to previous fixed rates; and

•an increase of $9.5 million due to the addition of four Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to us at various times between the third quarter of 2022 and the first quarter of 2023;

partially offset by:

•a decrease of $2.3 million due to the sale of three Aframax / LR2 tankers and one Suezmax tanker at various times during the first three quarters of 2022.

Details of the changes to our results of operations for the three months ended March 31, 2023, compared to the three months ended March 31, 2022, are provided below.

Three Months Ended March 31, 2023 versus Three Months Ended March 31, 2022

We own and operate crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year), including those employed on FSL contracts. In addition, we provide STS support services, along with our tanker commercial management and technical management services.

The following table presents our results for the three months ended March 31, 2023 and 2022, and includes a comparison of net revenues, a non-GAAP financial measure, for those periods to income (loss) from operations, the most directly comparable GAAP financial measure:

	Three Months Ended March 31,
(in thousands of U.S. Dollars, except percentage changes)	2023	2022	% Change
Revenues	394,657	174,018	126.8%
Less: Voyage expenses	(124,187)	(101,622)	22.2%
Net revenues	270,470	72,396	273.6%

Vessel operating expenses	(38,182)	(39,001)	(2.1)%
Time-charter hire expenses	(12,945)	(5,550)	133.2%
Depreciation and amortization	(23,975)	(25,080)	(4.4)%
General and administrative expenses	(12,269)	(10,120)	21.2%
Write-down of assets	—	(421)	(100.0)%
Restructuring charges	(1,248)	—	—%
Income (loss) from operations	181,851	(7,776)	(2,438.6)%

Interest expense	(11,218)	(8,162)	37.4%
Interest income	2,230	35	6,271.4%
Realized and unrealized (loss) gain on derivative instruments	(98)	2,028	(104.8)%
Equity income (loss)	1,130	(754)	(249.9)%
Other expense	(2,245)	(133)	1,588.0%
Net income (loss) before income tax	171,650	(14,762)	(1,262.8)%
Income tax (expense) recovery	(2,282)	820	(378.3)%
Net income (loss)	169,368	(13,942)	(1,314.8)%

Net Revenues. Net revenues were $270.5 million for the three months ended March 31, 2023, compared to $72.4 million for the same period in the prior year.
The increase for the three months ended March 31, 2023 compared to the same period in the prior year was primarily the result of:

•an increase of $168.9 million for the three months ended March 31, 2023 due to higher overall average realized spot rates earned by our Suezmax tankers and Aframax / LR2 tankers compared to the same period in the prior year;

•a net increase of $12.7 million for the three months ended March 31, 2023 due to the addition of four Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to us at various times between the third quarter of 2022 and the first quarter of 2023, partially offset by the sale of three Aframax / LR2 tankers and one Suezmax tanker at various times during the first three quarters of 2022;

•an increase of $9.7 million for the three months ended March 31, 2023 primarily due to certain vessels returning from time charter-out contracts at various times between the second quarter of 2022 and the first quarter of 2023 and earning higher average spot rates during the first quarter of 2023 compared to previous fixed rates;

•a net increase of $6.1 million for the three months ended March 31, 2023 due to higher net results from our FSL activities resulting from higher overall average FSL spot rates, partially offset by a decrease in the number of FSL voyages compared to the same period in the prior year; and

•an increase of $0.8 million for the three months ended March 31, 2023 due to lower off-hire bunker expenses and fewer off-hire days compared to the same period in the prior year.
Vessel Operating Expenses. Vessel operating expenses were $38.2 million for the three months ended March 31, 2023, compared to $39.0 million for the same period in the prior year. The decrease was primarily due to a reduction of $2.3 million due to the sale of three Aframax / LR2 tankers and one Suezmax tanker at various times during the first three quarters of 2022, partially offset by an increase of $1.3 million for the three months ended March 31, 2023 due to higher repair costs on certain vessels.
Time-charter Hire Expenses. Time-charter hire expenses were $12.9 million for the three months ended March 31, 2023, compared to $5.6 million for the same period in the prior year. The increase was primarily due to an increase of $8.5 million due to the addition of four Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to us at various times between the third quarter of 2022 and the first quarter of 2023, partially offset by a decrease of $1.5 million due to fewer hire days for one chartered-in vessel resulting from its dry dock.
Depreciation and Amortization. Depreciation and amortization was $24.0 million for the three months ended March 31, 2023, compared to $25.1 million for the same period in the prior year. The decrease was primarily due to a reduction of $0.7 million related to the accelerated amortization of dry-dock balances for certain vessels in the prior year and a decrease of $0.7 million due to the sale of one Aframax tanker during the second half of 2022.
General and Administrative Expenses. General and administrative expenses were $12.3 million for the three months ended March 31, 2023, compared to $10.1 million for the same period in the prior year. The increase was primarily due to higher expenditures related to compensation, benefits and payroll taxes, as well as the timing of other general corporate expenditures.
Write-down of Assets. The write-down of assets of $0.4 million for the three months ended March 31, 2022 was related to:
•an impairment recorded on two of our operating lease right-of-use assets resulting from a decline in the prevailing short-term time-charter rates, which resulted in a write-down of $1.1 million;
partially offset by:
•a gain of $0.6 million due to the reversal of a previous write-down of one Aframax / LR2 tanker to reflect its agreed sales price, which sale was completed in April 2022.
Restructuring Charges. Restructuring charges of $1.2 million for the three months ended March 31, 2023 are related to organizational changes made to our commercial and technical operations teams.
Interest Expense. Interest expense was $11.2 million for the three months ended March 31, 2023, compared to $8.2 million for the same period in the prior year. The increase was primarily due to a higher average London Interbank Offered Rate (or LIBOR), partially offset by the repayment in full of our previous term loan during the second half of 2022, as well as lower finance lease balances.
Interest Income. Interest income was $2.2 million for the three months ended March 31, 2023, compared to $35 thousand for the same period in the prior year. The increase was primarily due to higher cash balances earning higher interest rates.
Realized and Unrealized (Loss) Gain on Derivative Instruments. Realized and unrealized loss on derivative instruments was $0.1 million for the three months ended March 31, 2023, compared to a realized and an unrealized gain of $2.0 million for the same period in the prior year.
In March 2020, we entered into an interest rate swap agreement with a notional amount of $50.0 million and a fixed rate of approximately 0.8%, which is scheduled to mature in December 2024. We incurred a realized gain of $0.5 million for the three months ended March 31, 2023, compared to a realized loss of $0.1 million for the same period in the prior year under the interest rate swap agreement, primarily due to higher average LIBOR.
We recognized an unrealized loss of $0.6 million for the three months ended March 31, 2023, compared to an unrealized gain of $1.9 million for the same period in the prior year under the interest rate swap agreement.
From time to time, we use forward freight agreements (or FFAs) to increase or decrease our exposure to spot market rates, within defined limits. We recognized $nil for the three months ended March 31, 2023, compared to an unrealized gain of $0.2 million for the same period in the prior year under the FFAs.
Equity Income (Loss). Equity income was $1.1 million for the three months ended March 31, 2023, compared to an equity loss of $0.8 million for the same period in the prior year. The improvement for the three months ended March 31, 2023 was primarily due to higher spot rates realized by our 50% ownership interest in a VLCC, which has been trading in a third-party managed VLCC pooling arrangement, as well as fewer off-hire days during the three months ended March 31, 2023 resulting from the dry dock of the VLCC during the prior year.
Other Expense. Other expense was $2.2 million for the three months ended March 31, 2023, compared to $0.1 million for the same period in the prior year. The increase was primarily due to premiums paid in relation to the repurchase of nine vessels, previously under sale-leaseback arrangements, during the three months ended March 31, 2023 and changes in foreign currency exchange rates related to our accrued tax and working capital balances.
Income Tax (Expense) Recovery. Income tax expense was $2.3 million for the three months ended March 31, 2023, compared to an income tax recovery of $0.8 million for the same period in the prior year. The fluctuation was primarily due to lower recoveries related to the expiry of the statute of limitations in certain jurisdictions, as well as changes in vessel trading activities and higher gross revenues during the three months ended March 31, 2023. For additional information, please read "Item 1 – Financial Statements: Note 13 - Income Tax (Expense) Recovery" of this report.

Tanker Market
Mid-size crude tanker spot rates in the first quarter of 2023 were the highest ever recorded for the first quarter of a year. Record high crude oil exports from the U.S. Gulf, an increase in long-haul movements from the Atlantic to the Pacific spurred by rising Chinese crude oil imports, and an increase in Russian crude oil exports, which are now moving almost exclusively on long-haul voyages to Asia, were the main drivers of strong spot tanker rates. Mid-size tanker spot rates have remained firm at the start of the second quarter of 2023.
As per the U.S. Energy Information Administration, U.S. crude oil exports reached a record high 4.0 million barrels per day (or mb/d) in the first quarter of 2023 with some weeks reaching over 5 mb/d. Some of these volumes were shipped to Europe directly on Aframax and Suezmax tankers, leading to an increase in mid-size tanker tonne-mile demand, while some volumes were transported long-haul to Asia to meet rising oil demand, with Chinese crude oil imports reaching 12.3 mb/d in March 2023. As the recovery of Chinese crude oil imports is expected to help drive tanker market strength this year, it is encouraging to see a strong rebound in imports during the first quarter of 2023. Russian seaborne crude oil exports increased to approximately 3.4 mb/d in the first quarter of 2023 versus an average of 2.9 mb/d in the fourth quarter of 2022. Furthermore, almost all of these volumes are now flowing long-haul to India and China following the implementation of the European Union's ban on Russian crude oil imports and the $60 per barrel price cap, both of which came into effect on December 5, 2022. While we do not transport Russian oil, these changes have benefited the wider tanker market by increasing tonne-mile demand, particularly for mid-size tankers, given that VLCCs are unable to load at Russian ports. Although Russia announced an oil supply cut of 0.5 mb/d from March 2023 onwards, this is not currently being reflected in Russian crude oil export volumes, which remain firm in the early part of the second quarter of 2023.
Looking ahead, the International Energy Agency expects global oil demand growth of 2.0 mb/d in 2023 to a record high 101.9 mb/d. Non-OECD countries, led by China, are expected to account for 90 percent of this growth, with OECD demand being impacted by slower economic growth due to high inflation and rising interest rates. Oil demand is expected to accelerate during the second half of the year as Chinese economic growth gathers pace with reported GDP growth of 4.5 percent in the first quarter of 2023, a positive sign of an accelerating Chinese economy. Looking at oil supply, the OPEC+ group announced an oil production cut of 1.16 mb/d from May through to the end of the year in response to lower oil prices and uncertainty over the global economy. This may negatively impact seaborne oil volumes, and although the impact will primarily be felt in the VLCC sector given that the majority of the cuts are from Middle Eastern producers, there could also be a negative knock-on effect for mid-size tankers.
Fleet supply fundamentals continued to be positive. As of April 2023, the global tanker orderbook, when measured as a percentage of the existing fleet, remains at a record low of approximately 4 percent. Although the pace of new tanker ordering has picked up since the start of the year, most shipyards are now largely full through to the end of 2025 with many shipyards now booking orders for the first half of 2026. A combination of a small orderbook and shipyards having little capacity through mid-2026 virtually ensures low fleet growth over the next 2-3 years, with approximately 2 percent fleet growth expected in 2023 and negligible levels of fleet growth in both 2024 and 2025.
In summary, the tanker market continues to be characterized by strong spot tanker rates, and we expect this to continue through the rest of 2023. However, strong tanker markets are also characterized by high volatility, and we expect tanker rates will fluctuate in the coming months depending on various short-term and seasonal factors. Although there are some potential headwinds in the near term due to OPEC+ cuts and the potential for a slowdown in the global economy, we remain positive on the longer-term tanker market outlook, mainly due to very strong fleet supply fundamentals, and believe that we are still in the early stages of what could be a multi-year up-cycle for spot tanker rates.

Fleet and TCE Rates

As at March 31, 2023, we owned or leased 44 double-hulled oil and product tankers and time chartered-in seven Aframax / LR2 tankers and one Suezmax tanker. We also owned a 50% interest in one VLCC, the results of which are included in equity income (loss).

The following table highlights the operating performance of our time-charter vessels and spot vessels trading in RSAs, on voyage charters and in FSL, measured in net voyage revenue per revenue day, or TCE rates, before off-hire bunker expenses:

	Three Months Ended March 31, 2023
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$195,408	$(69,691)	$7	$125,724	2,249	$55,891
Voyage-charter contracts - Aframax / LR2 (4)	$189,336	$(57,144)	$547	$132,739	1,971	$67,346
Time-charter out contracts - Suezmax	$3,478	$(102)	$—	$3,376	90	$37,513
Time charter-out contracts - Aframax / LR2	$3,532	$(65)	$1	$3,468	107	$32,418
Total	$391,754	$(127,002)	$555	$265,307	4,417	$60,059
(1)Excludes $1.8 million of revenues related to our STS support services operations, $0.7 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, and $0.4 million of bunker commissions earned.
(2)Includes $2.8 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $32.3 million of revenues and $13.1 million of voyage expenses related to our FSL operations, which includes $2.8 million of operating expenses referenced in note (2) above related to FSL operations.

	Three Months Ended March 31, 2022
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$84,196	$(54,983)	$772	$29,985	2,175	$13,786
Voyage-charter contracts - Aframax / LR2 (4)	$80,555	$(49,017)	$191	$31,729	1,955	$16,229
Time charter-out contracts - Aframax / LR2	$6,275	$(160)	$2	$6,117	270	$22,656
Total	$171,026	$(104,160)	$965	$67,831	4,400	$15,415
(1)Excludes $1.8 million of revenues related to our STS support services operations, $0.7 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, and $0.4 million of bunker commissions earned.
(2)Includes $2.5 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $24.4 million of revenues and $16.8 million of voyage expenses related to our FSL operations, which includes $2.5 million of operating expenses referenced in note (2) above related to FSL operations.

LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Capital

We generate cash flows primarily from chartering out our vessels. We employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and FSL contracts to reduce potential downside risks. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus may impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. There can be other factors that override typical seasonality, such as was the case during the year ended December 31, 2022, when global oil trade routes and tonne-mile demand were impacted by Russia's invasion of Ukraine, which commenced in late February 2022. While exposure to the volatile spot market is the largest potential cause for changes in our net operating cash flow from period to period, variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Our other primary sources of cash are long-term bank borrowings and other debt, lease or equity financings, and to a lesser extent, the proceeds from the sales of our older vessels.

Our obligations related to finance leases are described in "Item 1 – Financial Statements: Note 5 - Operating Leases and Obligations Related to Finance Leases", our revolving credit facility is described in "Item 1 – Financial Statements: Note 4 - Long-Term Debt" and our working capital loan is described in "Item 1 – Financial Statements: Note 3 - Short-Term Debt" of this report. Our working capital loan requires us to maintain a minimum threshold of paid-in capital contribution and retained distributions of participants in the RSAs. Our revolving credit facility contains covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Our revolving credit facility and obligations related to finance leases require us to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 1 – Financial Statements: Note 4 - Long-Term Debt" and in "Item 1 – Financial Statements: Note 5 - Operating Leases and Obligations Related to Finance Leases" of this report. If we do not meet these financial or other covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at March 31, 2023, we were in compliance with all covenants under our revolving credit facility, working capital loan and obligations related to finance leases. As at March 31, 2023, our revolving credit facility, working capital loan and obligations related to certain finance leases require us to make interest payments based on LIBOR or the Secured Overnight Financing Rate (or SOFR) plus a margin. Significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Our current interest rate swap position is described in further detail in "Item 1 – Financial Statements: Note 6 - Derivative Instruments" of this report.

Our primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of our obligations related to finance leases, funding our other working capital requirements, dividend payments, repurchase of our common shares under our share repurchase program, as well as providing funding to our equity-accounted joint venture from time to time. In addition, we may use cash to acquire new or second-hand vessels to grow the size of our fleet. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of our existing fleet, the commercial outlook for our vessels and other considerations. As such, vessel acquisition activity may vary significantly from year-to-year.

Cash Flows

The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Three Months Ended March 31,
	2023	2022
(in thousands of U.S. Dollars)	$	$
Net cash flow provided by (used for) operating activities	167,319	(14,669)
Net cash flow used for financing activities	(177,649)	(29,489)
Net cash flow (used for) provided by investing activities	(442)	11,931

Net Operating Cash Flow
The $182.0 million improvement in net operating cash flow for the three months ended March 31, 2023 compared to the same period in 2022 was primarily due to:

•an increase of $185.5 million in cash inflows primarily due to higher operating earnings during the first quarter of 2023 resulting from higher average realized spot tanker rates, higher earnings from our FSL dedicated vessels, certain vessels returning from time charter-out contracts and earning higher average spot rates during the first quarter of 2023 compared to previous fixed rates, as well as the addition of five chartered-in vessels at various times between the third quarter of 2022 and the first quarter of 2023; and

•a decrease of $0.7 million in cash outflows related to expenditures for dry-docking activities during the first quarter of 2023 compared with same period of the prior year;

partially offset by:

•an increase of $4.2 million in cash outflows related to changes in net working capital during the first quarter of 2023.

Net Financing Cash Flow
Net cash flow used for financing activities increased by $148.2 million for the three months ended March 31, 2023 compared to the same period in 2022. The increase was primarily due to:

•a decrease of $346.3 million in cash inflows during the three months ended March 31, 2023 primarily resulting from the sale-leaseback financing transaction completed during the first quarter of 2022, the repurchases of one Suezmax tanker and eight Aframax / LR2 tankers under their previous sale-leaseback financing agreements during the first quarter of 2023 and an increase in scheduled repayments on our finance lease obligations during the first quarter of 2023; and

•a decrease of $3.0 million in cash inflows due to a decrease in net proceeds received from our working capital facility during the first quarter of 2022;

partially offset by:

•a decrease of $200.8 million in cash outflows due to a decrease in prepayments and repayments during the three months ended March 31, 2023 compared to the same period in the prior year on our revolving credit facility and term loan (which was fully repaid in the second half of 2022).

Net Investing Cash Flow
Net cash flow provided by investing activities decreased by $12.4 million for the three months ended March 31, 2023 compared to the same period in 2022. The decrease was primarily due to:

•a decrease of $16.0 million in cash inflows resulting from net proceeds received from the sale of one Suezmax tanker during the first quarter of 2022;

partially offset by:

•a decrease of $3.6 million in cash outflows resulting from lower capital expenditures for the fleet during the first quarter of 2023.

Liquidity
Our primary sources of liquidity are cash and cash equivalents, net operating cash flow, our undrawn credit facilities, and capital raised through financing transactions. Our cash management policies have a primary objective of preserving capital as well as ensuring cash investments can be sold readily and efficiently. A further objective is ensuring an appropriate return. The nature and extent of amounts that can be borrowed under our revolving credit facility and working capital loan is described in "Item 1 – Financial Statements: Note 4 - Long-Term Debt" and in "Item 1 – Financial Statements: Note 3 - Short-Term Debt" of this report.

With a current focus on building net asset value through balance sheet delevering and reducing our cost of capital, dividend payments are subject to the discretion of our Board of Directors. In May 2023, we announced a capital allocation plan which will continue to prioritize debt repayment and ensure sufficient capital for fleet renewal. As part of this, our Board of Directors approved the initiation of a regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding share of Class A and B common stock. Consistent with this new policy, our Board of Directors declared a regular cash dividend of $0.25 per common share relating to the first quarter of 2023. In addition, our Board of Directors declared a special cash dividend of $1.00 per common share. In May 2023, our Board of Directors authorized a new share repurchase program for the repurchase of up to $100 million of our outstanding Class A common shares to be utilized at our discretion.

Our total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, decreased by $10.7 million during the three months ended March 31, 2023 from $343.0 million as at December 31, 2022 to $332.3 million as at March 31, 2023. The decrease during the three months ended March 31, 2023 was primarily a result of the following events or changes during the first quarter of 2023: a $164.3 million payment for the repurchase of one Suezmax tanker and eight Aframax / LR2 tankers that were previously under sale-leaseback arrangements, and $13.4 million of scheduled repayment obligations related to finance leases; partially offset by $167.3 million of net operating cash inflow during the three months ended March 31, 2023.

We anticipate that our liquidity at March 31, 2023, combined with cash we expect to generate during the 12 months following the date of this report, will be sufficient to meet our cash requirements for at least the one-year period following the date of this report.

Our revolving credit facility matures in December 2024, and there was no amount outstanding at March 31, 2023. Our ability to refinance our revolving credit facility will depend upon, among other things, the estimated market value of our vessels, our financial condition and the condition of credit markets at such time. In addition, at March 31, 2023, we did not have any capital commitments related to the acquisition of new or second-hand vessels. However, approximately 30% of our fleet is currently aged 15 years and older, and we may need to begin the process of fleet renewal in the coming years. We expect that any fleet renewal expenditures will be funded using undrawn revolving credit facilities, cash on hand and new financing arrangements, including bank borrowings, finance leases and, potentially, the issuance of debt and equity securities.

The following table summarizes our contractual obligations as at March 31, 2023:

(in millions of U.S. Dollars)	Total	12 Months Following March 31, 2023	Remainder of 2024	2025	2026	2027	Beyond 2027
U.S. Dollar-Denominated Obligations
Scheduled repayments of obligations related to finance leases (1)	360.5	172.3	21.7	28.9	28.9	28.9	79.8
Chartered-in vessels (operating leases) (2)	174.5	64.5	35.6	31.5	18.8	11.2	12.9
Total	535.0	236.8	57.3	60.4	47.7	40.1	92.7
(1)Includes $142.8 million under the repurchase option notices that we provided in March 2023 to acquire six vessels pursuant to repurchase options under the sale-leaseback arrangements.
(2)Excludes payments required if we exercise options to extend the terms of chartered-in leases signed as of March 31, 2023.
Other risks and uncertainties related to our liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as outlined in "Item 1 – Financial Statements: Note 13 - Income Tax (Expense) Recovery" of this report, which could have a significant financial impact on our business, which we cannot predict with certainty at this time. In addition, as at March 31, 2023, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $23.4 million, and we guarantee 50% of the outstanding loan balance. Finally, passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for our services.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2022. There have been no significant changes to these estimates and assumptions in the three months ended March 31, 2023.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended March 31, 2023 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets;
•forecasts of worldwide tanker fleet growth or contraction;
•estimated changes in global oil demand and supply;
•future tanker rates and OPEC+ oil production or oil supply cuts;
•the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•timing of and our expectations regarding vessel acquisitions and deliveries (including the exercise of repurchase options under our sale-leaseback arrangements), tanker contracts and potential fleet renewal;
•the impact of the invasion of Ukraine by Russia on the economy, our industry and our business, including as the result of sanctions, import restrictions and other related actions, and the persistence of altered trade patterns;
•our expectations regarding the effects of the COVID-19 pandemic;
•the effect on typical seasonal variations in tanker rates;
•the impact on us and the shipping industry of environmental regulations, liabilities and developments, including climate change;
•our liquidity needs for the upcoming 12 months, including anticipated funds and sources of financing for liquidity and capital expenditure needs, and the sufficiency of cash flows and other sources of liquidity;
•our expectations regarding the reference rates and the covenants in our financing agreements, including the potential effects of financial covenants or restrictions;
•our expectations regarding, and our accounting estimates and the level of expected changes in our provisions for uncertain tax positions relating to freight taxes in the next 12 months;
•our new dividend policy and the declaration or payment of any future dividends on our common shares, and our share repurchase program and any future repurchases completed pursuant to such program; and
•expected interest payments on our contractual obligations and the impact on our payment obligations if we exercise options to extend chartered-in leases.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot tanker market rate fluctuations; changes in vessel values; changes in price, the production of or demand for oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; non-OPEC+ and OPEC+ production and supply levels; the duration and extent of the coronavirus outbreak or any variants and governmental measures implemented in response to the outbreak, and any resulting effects on the markets in which we operate; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including those that may further regulate greenhouse gas emissions; the potential for early termination of charter contracts and our potential inability to renew or replace charter contracts; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to meet our liquidity needs; our future capital expenditure requirements; changes in interest rates and the capital markets; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry-docking delays; the status of Russia's invasion of Ukraine and related sanctions, import and other restrictions; geopolitical tensions and changes in global economic conditions; our levels of available cash and cash reserves and the declaration of any future dividends by our Board of Directors; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2022. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
March 31, 2023
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K and set forth below in this item 1A, you should carefully consider the risk factors discussed in Part I, “Item 3 – Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, which could materially affect our business, financial condition or results of operations, the price and value of our securities and our ability to pay dividends on our common shares.

Our Board of Directors has approved the initiation of a regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding share of Class A and B common stock. Any future dividends are subject to declaration by our Board of Directors and we may be unable to pay dividends on our common shares in the future.

In May 2023, our Board of Directors approved the initiation of a regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding share of Class A and B common stock. Consistent with this update to our dividend policy, the Board of Directors declared a regular cash dividend of $0.25 per common share relating to the first quarter of 2023.

There is no guarantee that we will pay any dividends to our shareholders in the future. The declaration of any dividends is subject at all times to the discretion of our Board of Directors. In addition, our Board of Directors may change or terminate our dividend policy at any time.

The amount of any dividends we may pay in the future will depend upon, among other things, the amount of our available cash and priorities for capital determined by the Board of Directors.

The amount of cash we have available for dividends will depend upon, among other things:

•our operating cash flows, capital expenditure requirements, working capital requirements and other cash needs;
•the cyclicality of the spot market;
•the rates we obtain from our spot charters and time charters;
•the prices and levels of production of, and demand for crude oil and refined petroleum products;
•the levels of our operating costs and any tax expenses;
•the number of off-hire days for our fleet and the timing of, and number of days required for drydocking of our vessels;
•dividend restrictions in our credit and finance lease facilities, and in any future financing arrangements;
•prevailing global and regional economic and political conditions;
•the effect of governmental regulations and maritime self-regulatory organization standards, including with respect to environmental and safety matters, on the conduct of our business;
•the amount of any cash reserves established by our Board of Directors; and
•restrictions under Marshall Islands law.

Our ability to make distributions to our shareholders will also depend upon the performance of our ship-owning subsidiaries, which are our principal cash-generating assets, and their ability to distribute funds to us. The ability of our ship-owning or other subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing or future indebtedness, applicable corporate or limited liability company laws and other laws and regulations.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
N/A.
Item 5 – Other Information
N/A.

Item 6 – Exhibits
The following exhibit is filed as part of this Report:
4.10 Secured Revolving Credit Facility Agreement dated May 3, 2023 between Teekay Tankers Ltd., Nordea Bank Abp, New York Branch and various other banks, for a $350.0 million long-term debt facility.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-223824) FILED WITH THE SEC ON MARCH 21, 2018.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-271427) FILED WITH THE SEC ON APRIL 25, 2023.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date:	May 12, 2023	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)